September 8, 2005

Mr. Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amersterdam
The Netherlands

	Re:	Core Laboratories N.V.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 13, 2005

Dear Mr. Bergmark:

      We have reviewed your filings and have the following comment.
We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Financial Statements

1. Please provide to us a detailed analysis in support of your
accounting for the   Performance Share Award Program ("PSAP").
Your
response should include all of the facts considered by you, the specific accounting literature upon which you relied, and the following:

* Describe the history of the PSAP program during the five prior years
(that is, for performance periods ending in 1999-2003, if the program was in existence), including the nature of performance targets and the degree to which those targets were met and stock compensation was recognized.

* Explain your analysis of paragraph 28 of APB 25 and why you believe you are unable to make estimates of compensation cost in accordance with that provision. In this regard, please provide to us your probability analysis as of the end of the 2004, 2003 and 2002 reporting periods.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

cc:  Sandy Eisen
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Mr. Richard L. Bergmark
Core Laboratories N.V.
September 8, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
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